CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Medium-Term Notes, Series A	$1,336,000	$155.11

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

September 2011
Pricing Supplement No. 33
Registration Statement No. 333-169119
Dated September 9, 2011
Filed pursuant to Rule 424(b)(2)

INTEREST RATE STRUCTURED INVESTMENTS

Curve Accrual Notes due September 14, 2026

CMS-Linked Notes with a Coupon Step-Up Feature

Subject to early redemption and as further described below: for each day that the closing value of the difference between the CMS Rate with a maturity of 10 years and the CMS Rate with a maturity of 2 years is equal to or above 0, interest will accrue and be payable on the Notes semi-annually, in arrears, at the rates described below under Interest Rate. All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

FINAL TERMS
Issuer:	Barclays Bank PLC
Principal Amount:	$1,336,000
Issue Price:	$1,000 per Note (see “Commissions and Issue Price” below)
Original Trade Date:	September 9, 2011
Original Issue Date:	September 14, 2011
Maturity Date:	September 14, 2026, Subject to Redemption at the Option of the Company (as set forth below).
Interest Rate Type:	Other (see description in this pricing supplement)
Day Count Convention:	30/360
Reference Asset/Reference Rate:

CMS Spread: CMS Rate (Reuters Screen “ISDAFIX1”) with a maturity of 10 Years minus CMS Rate with a maturity of 2 Years. For more information on the CMS Rate, please see S-73 in the prospectus supplement.

Maximum Interest Rate:	For any Interest Period, the Above Barrier Rate specified for that Interest Period under “Above Barrier Rates and Below Barrier Rates” below.
Minimum Interest Rate:	For any Interest Period, the Below Barrier Rate specified for that Interest Period under “Above Barrier Rates and Below Barrier Rates” below.
Interest Rate Formula:	For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the sum of:

(a) the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor; and

(b) the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor.
Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which the value of the Reference Rate observed on that day is equal to or above the Barrier divided by the total number of calendar days in that Interest Period. Notwithstanding anything else to the contrary, the Reference Rate on any calendar day in an Interest Period that is not a Business Day will equal the Reference Rate observed on the immediately preceding Business Day.

Rate Cut-Off:

For any Interest Period, the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date.

Equal to or Above Barrier Rates (“Above Barrier Rates”) and Below Barrier Rates:	For Interest Periods commencing on or after:	Above Barrier Rate (per annum)	Below Barrier Rate (per annum)

	Original Issue Date	5.00%	0.00%
	September 14, 2016	6.00%	0.00%
	September 14, 2021	8.25%	0.00%
Barrier:	For Interest Periods commencing on or after:		Barrier

	Original Issue Date	0.00%
Business Day Convention:	Following, Unadjusted
Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Business Day:	New York; London.
Interest Payment Dates:	☐ Monthly, ☐ Quarterly, ☒ Semi-Annually, ☐ Annually,

	payable in arrears on the 14th day of each March and September, commencing on March 14, 2012 and ending on the Maturity Date or the Early Redemption Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date).

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date beginning on September 14, 2012, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date (subject to the creditworthiness of the Issuer).

Settlement:	DTC; Book-entry; Transferable.

Curve Accrual Notes due September 14, 2026
CMS-Linked Notes with a Coupon Step-Up Feature

Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
CUSIP:	06738KSV4
ISIN:	US06738KSV43
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	2.25%	97.75%
Total	$1,336,000	$30,060	$1,305,940

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to 2.25% of the principal amount of the Notes, or $22.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Prospectus dated August 31, 2010; and
Prospectus Supplement dated May 27, 2011

See “Additional Terms of the Notes” on page 3 of this pricing supplement. The Notes will have the terms specified in the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and this pricing supplement. See “Selected Risk Factors” on page 4 of this pricing supplement and “Risk Factors” beginning on page S-6 of the prospectus supplement for risks related to investing in the Notes.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or any of our affiliates may use this pricing supplement in market resale transactions in any Notes after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital Inc.

Curve Accrual Notes due September 14, 2026
CMS-Linked Notes with a Coupon Step-Up Feature

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations, are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. All payments on the Notes are subject to the creditworthiness of Barclays Bank PLC.

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Selected Risk Factors

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term Notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Notes.

•

Early Redemption Risk—We may redeem the Notes, in whole or in part, on any Interest Payment Date beginning on September 14, 2012, provided we give at least five business days’ prior written notice to the trustee. It is more likely that we will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments on the Notes redeemed and may not be able to re-invest the Notes or may have to re-invest the proceeds in a lower rate environment.

•

Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the applicable CMS Rates or the Reference Rate. Instead, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the Reference Rate (or “CMS Spread”, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof is equal to or above the Barrier during a given Interest Period. For each calendar day in an Interest Period on which the Reference Rate is equal to or above the Barrier, the applicable Above Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is below the Barrier, the Below Barrier Rate will accrue.

As a result, assuming an Above Barrier Rate that is greater than the Below Barrier Rate, if the Reference Rate (that is the CMS Spread) is below the Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is below the Barrier. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period. If the Reference Rate is below the Barrier on every calendar day in an Interest Period, then you will receive only the applicable Below Barrier Rate for that Interest Period (and if the applicable Below Barrier Rate for that Interest Period is 0% per annum, you would receive no interest payment on the related Interest Payment Date). If the Reference Rate is below the Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive only the applicable Below Barrier Rate for each Interest Period (and if the applicable Below Barrier Rate for each Interest Period is 0% per annum, you would receive no interest payments on your Notes throughout their term).

•

The Reference Rate For Any Day From And Including The Fifth Business Day Prior To The Interest Payment Date Of An Interest Payment Period Will Be The Reference Rate For Such Fifth Day. Because the reference rate for any day from and including the fifth business day prior to the interest payment date of an interest payment period will be the reference rate on such fifth day, if the reference rate for that business day is less than the barrier, you will not receive any interest in respect of any days on or after that fifth index business day to but excluding the interest payment date even if the reference rate as actually calculated on any of those days were to be greater than or equal to the barrier.

•

Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in

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the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Taxes—As discussed in more detail below, your Notes should be subject to the rules governing contingent payment debt instruments. As a consequence of those rules, you will likely be required to include an amount of interest in income in certain periods that exceeds the interest that is due on your Notes in such periods. We expect that this will be the case in 2011, 2012, 2013, 2014, 2015 and 2016 for calendar year taxpayers, and may be the case in later years. Conversely, you will likely be required to include an amount of interest in income in certain periods that is less than the interest that is due on your Notes for such periods. In the aggregate, if you hold your Notes to maturity, the total amount of income you include should equal the total amount of interest you received. However, the application of rules governing contingent payment debt instruments to your Notes is unclear, and you should consult your tax advisor as to U.S. federal income tax consequences of investing in the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Reference Rate;
o	the time to maturity of the Notes;
o	interest and yield rates in the market generally;

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o	a variety of economic, financial, political, regulatory or judicial events; and
o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Reference Rate

The Reference Rate is the “CMS Spread”, which is the “CMS Rate” (as described in the accompanying prospectus supplement section entitled “Reference Assets—CMS Rate” (Reuters Screen “ISDAFIX1”)) with a maturity of 10 Years minus the CMS Rate with a maturity of 2 Years.

Historical Information

The following table sets forth the high and low, as well as end-of-quarter, CMS Spread levels for each quarter in the period from January 1, 2006 through September 9, 2011. The level of the CMS Spread on September 9, 2011 was 1.659. The historical values of the CMS Spread should not be taken as an indication of future performance, and no assurance can be given that the value of the CMS Spread will be greater than or equal to the Barrier on any day of any Interest Period. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

CMS Spread	High	Low	Period End
2006
First Quarter	0.146	-0.026	0.121
Second Quarter	0.276	0.073	0.134
Third Quarter	0.14	0.026	0.055
Fourth Quarter	0.109	-0.023	0.014
2007
First Quarter	0.189	-0.009	0.161
Second Quarter	0.352	0.084	0.299
Third Quarter	0.616	0.296	0.57
Fourth Quarter	0.876	0.434	0.858
2008
First Quarter	1.853	0.858	1.61
Second Quarter	1.627	1.003	1.095
Third Quarter	1.315	0.958	1.01
Fourth Quarter	1.878	0.745	1.032
2009
First Quarter	1.658	1.012	1.495
Second Quarter	2.631	1.44	2.214
Third Quarter	2.468	2.103	2.148
Fourth Quarter	2.673	2.106	2.549
2010
First Quarter	2.717	2.532	2.612
Second Quarter	2.694	1.958	2.052
Third Quarter	2.203	1.813	1.981
Fourth Quarter	2.740	1.934	2.601
2011
First Quarter	2.819	2.534	2.607
Second Quarter	2.685	2.351	2.572
Third Quarter (through September 9, 2011)	2.592	1.659	1.659

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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The following graph sets forth the historical percentage levels of the Reference Rate (the “CMS Spread”) for the period from July 5, 2001 to September 9, 2011. The historical levels of the Reference Rate should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Hypothetical Interest Rate and Interest Payment Calculations

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

          Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, a value for the Reference Rate is determined by calculating the CMS Spread (the difference between the CMS Rates of the two maturities identified on the cover page hereof) on that day. That daily Reference Rate value is then evaluated to determine whether it is equal to or above the Barrier. Under the Interest Rate Formula, the amount of interest payable on the Notes for any Interest Period to which the Interest Rate Formula applies is dependent on the Accrual Factor. The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which the Reference Rate is equal to or above the Barrier during that Interest Period, and the denominator reflects the total number of calendar days in that Interest Period.

          Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is equal to or above the Barrier, the applicable Above Barrier Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is below the Barrier, the Below Barrier Rate will accrue.

Stated mathematically, the interest rate per annum for any Interest Period to which the Interest Rate Formula applies will be equal to the sum of:

(a)	the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor, and

(b)	the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor.

Assuming an Above Barrier Rate that is greater than the Below Barrier Rate, the maximum possible per annum interest rate for any Interest Period to which the Interest Rate Formula applies is the Above Barrier Rate for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is below the Barrier, and could potentially be zero. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”.

          Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under different Accrual Factor scenarios. For purposes of these examples, we have assumed that the Above Barrier Rate for the Interest Period is 5.00% and that the Below Barrier Rate is 0.00%. We have further assumed that the Notes have semi-annual Interest Payment Dates,

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and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the semi-annual interest payment for the Interest Period will be 180/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes.

Above Barrier Rate	Number of calendar days on which the Reference Rate[1] was equal to or above the Barrier	Accrual Factor	Interest Rate (per annum)[2]	Effective Interest Rate[3]	Interest Payment Amount (per $1,000 Note)[4]

5.00%	180	100.00%	5.00%	2.50%	$25.00

5.00%	120	66.67%	3.33%	1.665%	$16.65

5.00%	60	33.33%	1.67%	0.835%	$8.35

5.00%	0	0.00%	0.00%	0.00%	$0.00

1.	The value of the Reference Rate on any day is equal to the CMS Spread (the difference between the CMS Rates of the two maturities identified on the cover page hereof) on that day.

2.

The interest rate per annum is equal to the sum of (a) the product of (1) the applicable Above Barrier Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the applicable Below Barrier Rate and (2) one minus the applicable Accrual Factor. For purposes of these examples, the Below Barrier Rate is equal to 0.00%. As a result, the interest rate per annum is simply equal to the Above Barrier Rate times the Accrual Factor, and no interest will accrue for any days during the Interest Period on which the Reference Rate was below the Barrier.

3.	Effective interest rate equals the interest rate per annum multiplied by the day count fraction (180/360).

4.	Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If the value of the Reference Rate (the CMS Spread) is equal to or above the Barrier on every calendar day in the relevant Interest Period, the related Accrual Factor would equal 100%, or 1.0. In this case, the Above Barrier Rate of 5.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Above Barrier Rate of 5.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $25.00 per $1,000 principal amount of Notes on the related semi-annual Interest Payment Date, calculated as follows:

Effective Interest Rate = 5.00% x (180/360) = 2.50%
Interest Payment = $1,000 x 2.50% = $25.00

Example 2: If the value of the Reference Rate (the CMS Spread) is below the Barrier on every calendar day in the relevant Interest Period, the related Accrual Factor would equal 0%, or 0.0. In this case, the Below Barrier Rate of 0.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related semi-annual Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate (the CMS Spread) is equal to or above the Barrier on 33.33% of the calendar days in the relevant Interest Period, but below the Barrier on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333. In this case, the Above Barrier Rate of 5.00% would accrue for 33.33% of the days in that Interest Period, while the Below Barrier Rate of 0.00% would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 1.67%, calculated in accordance with the Interest Rate Formula as follows:

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Per Annum Interest Rate = (5.00% x 0.3333) + (0.00% x [1 – 0.3333]) = 1.67%

Based on the per annum Interest Rate for the relevant Interest Period determined per the above, you would receive an interest payment of $8.35 per $1,000 principal amount of Notes on the related semi-annual Interest Payment Date, calculated as follows:

Effective Interest Rate = 1.67% x (180/360) = 0.835%
Interest Payment = $1,000 x 0.835% = $8.35

United States Federal Income Tax Treatment
Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the accompanying prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the accompanying discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The tax treatment of your Notes depends upon whether, as of the issue date, there is a single payment schedule under the terms of the Notes that is significantly more likely than not to occur. We intend to take the position that there is no such schedule and, except as otherwise noted below under “—Alternative Treatments”, the discussion below assumes that such position will be respected. The Internal Revenue Service, however, may disagree with our position and conclude that the Notes should be subject to special rules for Notes that provide for alternative payment schedules if one of such schedules is significantly more likely than not to occur. For a further discussion of such rules see “—Alternative Treatments” below.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest income on a current basis in respect of the Notes over their term, based on the comparable yield and projected payment schedule for the Notes, and pay tax accordingly, even though these amounts may exceed the semi-annual interest payments on the Notes, if any. This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield or payments on the Notes will be. In addition to accruing interest income in accordance with the comparable yield, you will be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. You will not be required to separately include in income the semi-annual interest payments you receive on the Notes, if any. It is not entirely clear how, under the rules governing contingent payment debt instruments, the maturity date for debt instruments (such as your Notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your Notes (and we intend to make the computation in such a manner) based on the assumption that your Notes will remain outstanding until the stated maturity date.

One consequence of the application of the contingent payment debt instrument rules to your Notes is that you will likely be required to include an amount of interest in income in certain periods that exceeds the interest that is due on your Notes in such periods. Based on information provided to us by the Issuer, we expect that this will be the case in 2011, 2012, 2013, 2014, 2015 and 2016 for calendar year taxpayers, and may be the case in later years. Conversely, you will likely be required to include an amount of interest in income in certain periods that is less than the interest that is due on your Notes for such periods. In the aggregate, if you hold your Notes to maturity, the total amount of income you include should equal the total amount of interest you received.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal

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Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. It is possible that any Form 1099-OID you receive in respect of the Notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

Any gain you may recognize on the sale, exchange, early redemption or maturity of the Notes will be taxed as ordinary interest income and any loss you may recognize on the sale, exchange, early redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment in respect of the Notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Alternative Treatments. The application of the rules governing contingent payment debt instruments to your Notes is unclear and the Internal Revenue Service could assert that the tax consequences to you are different than those described above. For example, it is possible that the Internal Revenue Service could assert that our option to redeem the Notes should be taken into account in determining the maturity of the Notes. In such case, it is possible the comparable yield and projected payment schedule in respect of the Notes could be materially different than the one provided to you by us. If our option to redeem the Notes is taken into account in determining the maturity of the Notes before maturity, it is also possible that your Notes could be treated as variable rate debt instruments, in which case gain or loss from the sale, exchange, early redemption or maturity of the Notes could be capital gain or loss and you would be required to include in income an amount of interest equal to the interest paid on your Notes during your taxable year. The rules applicable to variable rate debt instruments are discussed further under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

It is also possible that the Internal Revenue Service could determine that the Notes should be subject to special rules for notes that provide for alternative payment schedules if, as of the issue date, one of such schedules is significantly more likely than not to occur. If your Notes are subject to those rules, the Notes would not be treated as contingent payment debt instruments and you would be required to include the stated interest on your Notes in income as it accrues even if you are otherwise subject to the cash basis method of accounting for tax purposes. The rules applicable to notes that provide alternative payment schedules if one of such schedules is significantly more likely than not to occur are discussed further under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes— Notes With a Payment Schedule that is Significantly More Likely than Not to Occur” in the accompanying prospectus supplement.

You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it issues the form on which to report the relevant information. However, once the Internal Revenue Service issues the form, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such form. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

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Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

Supplemental Plan of Distribution
We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes at the price specified on the cover of this pricing supplement, the document that has been filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken. The Agent will receive commissions from the Issuer equal to 2.25% of the principal amount of the Notes, or $22.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this pricing supplement, which will be the third business day following the expected pricing date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement.

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